BioTrove, Inc.
12 Gill Street, Suite 4000
Woburn, Massachusetts 01801
December 18, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Re:	BioTrove, Inc. Registration Statement on Form S-1 (Registration No. 333-150009)
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BioTrove, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-150009), together with all exhibits and amendments thereto (the “Registration Statement”). The Registrant is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the shares of common stock, par value $0.01 per share, covered by the Registration Statement. No securities were sold or will be sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.
     In addition, the Registrant requests that its confidential treatment application also be withdrawn at this time, and that any exhibits and schedules thereto, the original transmittal letters, any memoranda, notes, correspondence, or other writings made by any member or employee of the Commission relating to any of the foregoing documents or any conference or telephone call with respect thereto, or copies or extracts of any of the foregoing, be destroyed or returned to the Registrant.
     The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.
     Please address any questions you may have to Jonathan L. Kravetz, Esq. and Brian P. Keane, Esq. at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone numbers (617) 348-1674 and (617) 348-3093, facsimile number (617) 542-2241.
     Thank you for your assistance with this matter.

BIOTROVE, INC.
By:	/s/ Albert A. Luderer
Albert A. Luderer, Ph.D.
President and Chief Executive Officer

cc:	Securities and Exchange Commission Russell Mancuso, Branch Chief Mary Beth Breslin Brian Cascio Kristen Lockhead

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Jonathan L. Kravetz Brian P. Keane

Cooley Godward Kronish LLP Miguel J. Vega